SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Capital Growth Systems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

14019A107

(CUSIP Number)

April 29, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 14019A107

1)	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons Aequitas Catalyst Fund, LLC, FEIN 20-8064145
2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Delaware, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5) Sole Voting Power 0
6) Shared Voting Power 11,177,122
7) Sole Dispositive Power 0
8) Shared Dispositive Power 11,177,122

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 11,177,122*
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11)	Percent of Class Represented by Amount in Row (9) 7.5%
12)	Type of Reporting Person OO

*	Includes ownership of 8,446,353 shares of Common Stock and Warrants to purchase 2,730,769 shares of Common Stock.

CUSIP No.: 14019A107

1)	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons Aequitas Hybrid Fund, LLC, FEIN 20-5740314
2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Delaware, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5) Sole Voting Power 0
6) Shared Voting Power 6,248,728
7) Sole Dispositive Power 0
8) Shared Dispositive Power 6,248,728

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 6,248,728**
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11)	Percent of Class Represented by Amount in Row (9) 4.2%
12)	Type of Reporting Person OO

**	Includes ownership of 4,979,497 shares of Common Stock and Warrants to purchase 1,269,231 shares of Common Stock.

CUSIP No.: 14019A107

1)	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons Aequitas Commercial Finance, LLC, FEIN 01-0675916
2)	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization Oregon, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5) Sole Voting Power 0
6) Shared Voting Power 3,000,000
7) Sole Dispositive Power 0
8) Shared Dispositive Power 3,000,000

9)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000***
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11)	Percent of Class Represented by Amount in Row (9) 2.0%
12)	Type of Reporting Person OO

***	Consists of Warrants to purchase 3,000,000 shares of Common Stock.

Item 1	(a)	Name of Issuer:

Capital Growth Systems, Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

500 West Madison Street Suite 2060 Chicago, IL 60661

Item 2	(a)	Name of Person Filing:

(i) Aequitas Catalyst Fund, LLC, a Delaware limited liability company (“Catalyst”), with respect to shares and warrants directly owned by it;

(ii) Aequitas Hybrid Fund, LLC, a Delaware limited liability company (“Hybrid”), with respect to shares and Warrants directly owned by it; and

(iii) Aequitas Commercial Finance, LLC, an Oregon limited liability company (“ACF”), with respect to Warrants directly owned by it.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2	(b)	Address of Principal Business Office or, if none, Residence:

The address of all of the Reporting Persons is:

5300 Meadows Road, Suite 400 Lake Oswego, Oregon 97035

Item 2	(c)	Citizenship:

Catalyst and Hybrid are limited liability companies organized under the laws of the State of Delaware, USA. ACF is a limited liability company organized under the laws of the State of Oregon.

Item 2	(d)	Title of Class of Securities:

Common Stock, $0.0001 par value per share.

Item 2	(e)	CUSIP Number:

14019A107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

	(a)	☐ Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o)

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)

	(c)	☐ Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

	(d)	☐ Investment Company registered under section 8 of the Investment Company Act of 1940 (U.S.C. 80a-8)

	(e)	☐ Investment Adviser in accordance with §240.13d-1(b)(1)(ii)(E)

	(f)	☐ Employee Benefit Plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)

	(g)	☐ Parent Holding Company or control person in accordance with §240.13d-1(b)(1)(ii)(G)

	(h)	☐ savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

	(i)	☐ church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

	(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J)

Item 4.	Ownership

As of April , 2008, the Reporting Persons may be deemed to beneficially own 13.7% of the outstanding shares of Common Stock of the Company. The percentages used herein are calculated based upon the 147,005,456 shares of Common Stock issued and outstanding as of April 28, 2008, as reflected in the Company’s Form S-1.

	(a)	Amount Beneficially Owned:

		(i)	Catalyst, 11,177,122: includes 8,446,353 shares of Common Stock and Warrants to purchase 2,730,769 shares of Common Stock

		(ii)	Hybrid 6,248,728: includes 4,979,497 shares of Common stock and Warrants to purchase 1,269,231 shares of Common Stock

		(iii)	ACF, Warrants to purchase 3,000,000 shares of Common Stock

	(b)	Percent of Class:

		(i)	Catalyst 7.5%

		(ii)	Hybrid 4.2%

		(iii)	ACF 2.0%

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote:

(a) Catalyst -0-

(b) Hybrid -0-

(c) ACF -0-

		(ii)	shared power to vote or to direct the vote:

(a) Catalyst, 11,177,122: includes 8,446,353 shares of Common Stock and Warrants to purchase 2,730,769 shares of Common Stock

(b) Hybrid 6,248,728: includes 4,979,497 shares of Common stock and Warrants to purchase 1,269,231 shares of Common Stock

(c) ACF, Warrants to purchase 3,000,000 shares of Common Stock

		(iii)	sole power to dispose or to direct the disposition of:

(a) Catalyst -0-

(b) Hybrid -0-

(c) ACF -0-

		(iv)	shared power to dispose or to direct the disposition of:

(a) Catalyst, 11,177,122: includes 8,446,353 shares of Common Stock and Warrants to purchase 2,730,769 shares of Common Stock

(b) Hybrid 6,248,728: includes 4,979,497 shares of Common stock and Warrants to purchase 1,269,231 shares of Common Stock

(c) ACF, Warrants to purchase 3,000,000 shares of Common Stock

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 29, 2008

Signature:

/s/ Robert Jesenik
Robert Jesenik, CEO of Aequitas Capital
Management, Inc., the Manager of Aequitas
Catalyst Fund, LLC, Aequitas Hybrid Fund,
LLC and Aequitas Commercial Finance, LLC